UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 7 2004


04031312

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[x]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Great Eastern Holdings Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Singapore
(Jurisdiction of Subject Company's Incorporation or Organization)

Oversea-Chinese Banking Corporation Limited
(Name of Person(s) Furnishing Form)

Ordinary shares of S$0.50 each in the share capital of Great Eastern Holdings Limited
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Elizabeth Teoh, Group Company Secretary,
c/o Great Eastern Holdings Limited,
1 Pickering Street, #16-01, Great Eastern Centre,
Singapore 048659
(+65) 6248 2750
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 17, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following disclosure documents are attached to this Form CB as exhibits, and are hereby incorporated by reference.

Exhibit number	Description
1*	Offer Document ("Offer Document") dated 17 May 2004
2*	Form of Acceptance and Authorisation
3*	Form of Acceptance and Transfer
4**	Letter to shareholders of Great Eastern Holdings Limited dated 25 May 2004
5	Letter to shareholders of Great Eastern Holdings Limited dated 7 June 2004

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer Document and in the letters addressed to shareholders of Great Eastern Holdings Limited dated 25 May 2004 and 7 June 2004.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) N/A.

(2) No documents are incorporated by reference in the Home Jurisdiction Document.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Oversea-Chinese Banking Corporation Limited with the Securities and Exchange Commission on May 18, 2004.

---

* Incorporated by reference as furnished to the Securities and Exchange Commission as an exhibit to Form CB dated May 17, 2004.

** Incorporated by reference as furnished to the Securities and Exchange Commission as an exhibit to Form CB dated May 25, 2004.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Soon Tit Koon, CFO

(Name and Title)

June 7, 2004

(Date)

Oversea-Chinese Banking Corporation Limited
65 Chulia Street
OCBC Centre
Singapore 049513

Tel (65) 6318 7222
Fax (65) 6533 7955
www.ocbc.com


OCBC Bank

7 June 2004

To the Shareholders of Great Eastern Holdings Limited

Dear Shareholders,

OCBC BANK'S VOLUNTARY UNCONDITIONAL OFFER FOR GREAT EASTERN HOLDINGS LIMITED ("GEH")

On 17 May 2004, we despatched to you an offer document ("Offer Document") containing the details of OCBC Bank's voluntary unconditional offer (the "Offer") for ordinary shares of GEH. You will have also received the circular to GEH shareholders dated 27 May 2004 ("GEH Circular") which contains the recommendations of GEH's independent directors and independent financial adviser with regard to the Offer.

THE OFFER

If you accept the Offer, you will receive 976 new OCBC Bank shares or INCCPS for every 1,000 GEH shares that you tender for acceptance.

CLOSING DATE FOR THE OFFER

The Offer closes on 16 June 2004, at 3.30 p.m., or such later date(s) as may be announced from time to time by or on behalf of OCBC Bank (the "Closing Date").

WHAT SHOULD YOU CONSIDER?

We encourage you to read our Offer Document, and the GEH Circular carefully before you make your decision. We would also like to draw your attention to the following:

(1) As at 3 June 2004, OCBC Group owns or has agreed to acquire approximately 71.6% of GEH.

(2) We have made special arrangements for odd lot trading of OCBC Bank shares. Eight designated brokers have agreed to reduce the minimum brokerage fee and a designated broker has undertaken to make a market in these odd lot shares. You can take advantage of these arrangements, to round up or down your shareholdings in OCBC Bank. The details of the arrangements are set out below.

(3) The terms of the Offer are final, and OCBC Bank does not intend to improve the terms of the Offer. We intend to exercise our right to acquire the remaining GEH shares if we receive acceptances pursuant to the Offer in respect of not less than 90% of the GEH shares that are the subject matter of the Offer.

SPECIAL ARRANGEMENTS FOR TRADING OF ODD LOTS AND MARKET MAKING

During the period commencing 9 June 2004 to the date falling four weeks after the Closing Date ("Relevant Period"), eight designated brokers ("Designated Brokers"), whose particulars are set out below, will reduce the minimum brokerage fee for trading in OCBC Bank shares to S$10.00 (excluding Goods and Services Tax) for each contract.

Those who intend to use any Designated Broker to facilitate the trading of their odd lots of OCBC Bank shares should note that if they do not have existing accounts with the relevant Designated Broker, they can open accounts with such Designated Broker by visiting in person at its office, details of which are set out below. The approval of all account applications will be subject to the standard client approval criteria and procedures of the relevant Designated Broker, and the Designated Broker has the discretion to decline account opening applications without giving reasons.

DBS Vickers Securities (Singapore) Pte Ltd
Address: 8 Cross Street
#02-01 PWC Building
Singapore 048424
Helpdesk: 6398 6868

DMG & Partners Securities Pte Ltd
Address: 20 Raffles Place #22-01
Ocean Towers
Singapore 048620
Helpdesk: 6232 3651

Fraser Securities Pte Ltd
Address: 4 Shenton Way
#13-01 SGX Centre 2
Singapore 068807
Helpdesk: 6534 5345

G.K. Goh Stockbrokers Pte Ltd ("GK Goh")
Address: GK Goh Investment Centre
50 Raffles Place #01-01
Singapore Land Tower
Singapore 048623
Helpdesk: 1800 538 9889

Lim & Tan Securities Pte Ltd
Address: 10 Collyer Quay #12-00
Ocean Building
Singapore 049315
Helpdesk: 6533 0595

OCBC Securities Private Limited
Address: 18 Church Street
#01-01 OCBC Centre South
Singapore 049479
Helpdesk: 1800 338 8688

Phillip Securities Pte Ltd
Address: 250 North Bridge Road
#06-00 Raffles City Tower
Singapore 179101
Helpdesk: 6531 1555

UOB Kay Hian Private Limited
Address: 80 Raffles Place #30-01
UOB Plaza 1
Singapore 048624
Helpdesk: 6536 9338

MARKET MAKING ARRANGEMENT BY GK GOH

GK Goh has agreed to use its reasonable endeavours to make a market in the trading of OCBC Bank shares on the Unit Share Market over the Relevant Period. GK Goh will quote bid/ask prices of OCBC Bank shares for such quantities of OCBC Bank shares on the Unit Share Market as it deems appropriate to facilitate active trading of odd lots of OCBC Bank shares based on a spread that will be, as far as possible, equal to that prevailing on the OCBC board lot counter. Such market making activities may be withdrawn by GK Goh at its absolute discretion.

HELPLINE

If you have any questions about the Offer, please contact OCBC Bank, or our Financial Adviser JPMorgan, at the following numbers: OCBC Bank (65-6530 2931/65-6530 4342/65-6530 1537), JPMorgan (65-6882 1804). We also advise you to consult your stockbroker, bank manager, solicitor or other professional advisers immediately, if you have any doubts about the Offer.

Yours faithfully
For and on behalf of The Board of Directors



Cheong Choong Kong
Chairman
OCBC Bank



David Conner
Chief Executive Officer
OCBC Bank

The Directors of OCBC Bank (including any who may have delegated detailed supervision of this letter) have taken all reasonable care to ensure that the facts stated are fair and accurate and that no material facts have been omitted, and they jointly and severally accept responsibility accordingly.

This letter is qualified in its entirety by, and should be read in conjunction with, the full text of the Offer Document. Words and expressions not defined herein have the same meaning as in the Offer Document, unless the context otherwise requires.

Notice to GEH shareholders in the United States*: The Offer is being made for the securities of GEH, a Singapore company. The Offer is subject to disclosure requirements of Singapore that are different from those of the United States. Financial statements included in the Offer Document have been prepared in accordance with Singapore accounting standards that may not be comparable to financial statements of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located outside the U.S., and all of its officers and directors are residents of a country other than the U.S.. You may not be able to sue or effect service of process upon a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against OCBC Bank.*

You should be aware that OCBC Bank may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

This letter has not been reviewed by any federal or state securities commission or regulatory authority in the U.S., nor has any such commission or authority passed upon the accuracy or adequacy of this letter. Any representation to the contrary is unlawful and may be a criminal offence.